

                                                                                                       EXHIBIT (12)

                               SPRINT CORPORATION
          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
                                  (In Millions)




                                                      Three Months Ended                  Six Months Ended
                                                           June 30,                           June 30,
                                             --- ------------------------------ --- ------------------------------
                                                     1996             1995              1996             1995
- -------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------
Earnings

   Income from continuing operations
     before taxes                            $        508.4    $       378.9    $      1,014.7    $       733.0
   Capitalized interest                               (28.8)            (7.9)            (53.2)           (12.3)
   Equity in losses of less than 50
     percent owned entities                            67.5              4.0              86.4              5.3
- -------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Subtotal                                              547.1            375.0           1,047.9            726.0

Fixed charges
   Interest charges of continuing
     operations                                        78.3             76.9             150.4            149.5
   Interest factor of operating rents                  29.2             30.3              59.4             59.7
   Pre-tax cost of preferred stock
     dividends of subsidiaries                          0.1              0.2               0.3              0.4
- -------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Total fixed charges                                   107.6            107.4             210.1            209.6
- -------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Earnings, as adjusted                        $        654.7    $       482.4    $      1,258.0    $       935.6
                                             --- ------------- -- ------------- --- ------------- -- -------------

Ratio of earnings to fixed charges                     6.08             4.49              5.99             4.46
                                             --- ------------- -- ------------- --- ------------- -- -------------


Note: The above ratios have been computed by dividing fixed charges into the sum of (a) income from continuing operations before taxes, less capitalized interest and equity losses of less than 50 percent owned entities included in income, and (b) fixed charges. Fixed charges consist of interest on all indebtedness of continuing operations
         (including amortization of debt issuance expenses), the interest component of operating rents and the pre-tax cost of preferred stock dividends of subsidiaries.

